UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2017
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
Canon's Court c/o Scandic American Shipping Ltd., Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 are management's discussion and analysis of financial condition and results of operations and the condensed consolidated financial statements of Nordic American Offshore Ltd. (the "Company"), as of and for the nine months ended September 30, 2016.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-208592) and the Company's Registration Statement on Form F-3 (333-208351).

EXHIBIT 1
NORDIC AMERICAN OFFSHORE LTD. (NAO)
As used herein, "we," "us," "our" and "the Company" all refer to Nordic American Offshore Ltd., together with its subsidiaries. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission on March 23, 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

GENERAL
Nordic American Offshore Ltd. was formed on October 17, 2013, under the laws of the Republic of the Marshall Islands. Effective September 26, 2016, we re-domiciled to Bermuda.  We were formed for the purpose of acquiring and operating platform supply vessels, or PSVs, and currently own and operate ten vessels.
Our Fleet
Our current fleet consists of ten PSVs. Our vessels are considered homogenous and interchangeable as they have approximately the same cargo deck area and capacity, 850 square meters and about 4,200 dwt, respectively.
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.  Operative vessels are currently traded in the North Sea, although we may consider other regions depending on market conditions.
Vessel	Yard [3]	Built	Delivered to NAO	Current Status
NAO Fighter	Ulstein	2012	January 2014	In lay-up [1]
NAO Prosper	Ulstein	2012	January 2014	Operative (North Sea)
NAO Power	Ulstein	2013	January 2014	Operative (North Sea)
NAO Thunder	Ulstein	2013	December 2013	Operative (North Sea)
NAO Guardian	Ulstein	2013	December 2013	Operative (North Sea)
NAO Protector	Ulstein	2013	December 2013	Operative (North Sea)
NAO Storm	Ulstein	2015	January 2015	Operative (North Sea)
NAO Viking	Ulstein	2015	January 2015	Operative (North Sea)
NAO Horizon	Vard	2016	April 2016	In lay-up [2]
NAO Galaxy	Vard	2016	June 2016	In lay-up [2]

_________
1 Vessel  in lay-up from October 2016.
2 Vessels in lay-up since delivery.
3 "Ulstein" refers to Ulstein Verft AS and "Vard" refers to Vard Group AS.
Recent Developments
In April 2016, we declared a dividend of $0.08 per share with respect to the first quarter of 2016, which was paid to shareholders on May 27, 2016.
In April 2016 and June 2016, we took delivery of the NAO Horizon and NAO Galaxy, respectively. The vessels are currently in lay-up.
In July 2016, we announced that Ms. Marianne Lie would assume the position as Executive Vice Chair of NAO.
In July 2016, we declared a cash dividend of $0.05 per share with respect to the second quarter of 2016, which was paid to shareholders on September 6, 2016.
In October 2016, the NAO Fighter went into lay-up.
In November 2016, we declared a cash dividend of $0.03 per share with respect to the third quarter of 2016, which was paid to shareholders on December 7, 2016.

In November 2016, we drew $5.0 million on our Credit Facility, and have $137.0 million outstanding at the date of this report.
Subsequent to September 30, 2016, the market has weakened further impacting our results for 4Q2016 negatively. The oil and gas drilling industry is currently in a down cycle, which has led to low budgeted expenditures for offshore drilling. The average spot market rate for our vessels for 2016 ended below operating expenses, with only three months during the summer season being above operating expenses. Oil companies continue to rely more on the spot market, giving few opportunities for us to secure time charter agreements with customers.
This challenging market has led to lower charter rates and vessel utilization that has, over the past 24 months, significantly weakened our liquidity. We have incurred a net loss of $22.3 million for the nine months ended September 30, 2016, have an accumulated deficit of $33.2 million at September 30, 2016, and have a cash balance of $3.7 million and an undrawn capacity of $18.0 million under our $150.0 million revolving credit facility, or the Credit Facility, at September 30, 2016.
At the time of this report, we are in default with three of our debt covenants. Waivers have been obtained from our lenders lowering the covenant requirements to levels at which we are in compliance. These waivers are effective until March 31, 2018. Management is working on various refinancing options or raising capital to shore up the Company financially and provide sufficient liquidity to fund our operations going forward.

The Offshore Market 2016

As described in The Offshore Market 2016 in the Annual Report on Form 20-F for the year ended December 31, 2015 the market were below operating expenses through the first quarter of 2016. The average spot market rate for 2016 ended below operating expenses, with only three months during the summer season being above operating expenses. Oil companies continued to rely more on the spot market, giving few opportunities for companies to get longer term contracts.
During the past two years, the market value of vessels as provided by offshore shipbrokers has declined, and we have impairment indicators.  As set out in note 6 to the interim financial statements, we assessed the carrying values of our vessels compared to the undiscounted cash flows each vessel is expected to generate.  Based on that assessment, we have not recorded an impairment as of September 30, 2016, but we believe that the carrying values of the vessels exceed their open market value, based on estimates by shipbrokers.
OUR CREDIT FACILITIES
Credit Facility
On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, (the "Credit Facility"). On March 16, 2015, we expanded our Credit Facility to $150.0 million. The Credit Facility matures in March 2020. Our Credit Facility provides funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and we pay a commitment fee on any undrawn amounts. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and a commitment fee for undrawn amounts. The Company had $132.0 million and $47.0 million outstanding as of September 30, 2016 and December 31, 2015, respectively. The Company was in compliance with its loan covenants under the Credit Facility as of September 30, 2016 and December 31, 2015.

As of December 31, 2016, the Company was in default with three of its debt covenants, and waivers were obtained from its lenders effective until March 31, 2018. Please see notes 3 and 5 to the financial statements for further information.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Results of operations
For the nine months ended September 30, 2016, our eight operative vessels primarily traded in the spot charter market, except for one vessel which was on a term contract from January through March. The two vessels delivered in April and June 2016 have not entered the market since delivery. In October 2016, we decided to lay-up the vessel NAO Fighter.
For the nine months ended September 30, 2015, we had eight operative vessels, including two vessels delivered in January 2015. Two of these vessels were on term contracts for the nine months ended September 30 2015, and one for the first six months of the nine months ended September 30, 2015. The remainder of the vessels traded in the spot charter market.
NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2015 (UNAUDITED)

All figures in USD '000	2016	2015	Variance
Charter Revenues	14,968	29,175	(49%)
Charter Costs	(1,086)	(1,011)	7%
Vessel Operating Costs	(18,556)	(18,866)	(2%)
General and Administrative Costs	(3,436)	(3,197)	7%
Depreciation Cost	(11,915)	(10,630)	12%
Net Operating Loss	(20,024)	(4,530)	342%
Interest Income	7	34	(79%)
Interest Costs	(2,367)	(1,306)	81%
Other Financial Income (Costs)	66	(605)	(111%)
Net Loss and Comprehensive Loss	(22,318)	(6,407)	248%

The decline in charter revenues of 49% was caused by a reduction in average realized rates for our vessels in the North Sea. For the nine months ended September 30, 2015, we had contracted three of our vessels on terms significantly better than the spot market, as compared to one vessel for three months in the nine months ended September 30, 2016. Additionally, both our utilization and charter rates in the spot market for the nine months ended September 30, 2016, were lower than for the nine months ended September 30, 2015.
The decrease in vessel operating costs of 2% is due to the U.S. dollar strengthening relative to the Norwegian Kroner, as parts of the vessel operating costs are denominated in Norwegian Kroner. This is offset by operating expenses on the two newbuilds delivered in April and June 2016.
The 7 % increase in general and administrative costs is primarily due to costs associated with the re-domiciliation from the Marshall Islands to Bermuda.
The 12 % increase in depreciation costs is a result of two vessels, delivered in January 2015, being depreciated one month more in 2016, and the delivery of two vessels in April 2016 and June 2016, respectively, being depreciated ratably.
Net operating loss was $20.0 million for the nine months ended September 30, 2016, as compared to $4.5 million for the nine months ended September 30, 2015. The increase in net operating loss is primarily caused by the reduction in charter revenues as discussed above.
Interest costs were $2.4 million for the nine months ended September 30, 2016, compared to $1.3 million for the nine months ended September 30, 2015. The increase is due to an increase in amounts drawn on the Credit Facility for the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015. Drawdowns were primarily related to financing of vessel acquisitions and to fund our negative cash flows from operations.

Liquidity and Capital Resources
Cash (used in) provided by operating activities decreased to ($11.0) million for the nine months ended September 30, 2016, from $7.6 million for the nine months ended September 30, 2015. The decrease in cash flows from operating activities is primarily due to the decrease in average realized rates and fleet utilization, which are the primary drivers of cash flows from operating activities. For the nine months ended September 30, 2015, we had three vessels operating on term contracts with rates significantly higher than the spot market. Two of these contracts expired in December 2015, and one lasted to the end of March 2016. All earnings in 2015 and 2016, except the before mentioned, have been based on assignments in the spot market.
Cash used in investing activities was $61.6 million for the nine months ended September 30, 2016, as compared to $65.1 million for the nine months ended September 30, 2015. The Company took delivery of two vessels in both periods, and the decrease between periods is due to a deposit of $1.7 million paid in 2015 for the vessels delivered in 2016 and differences in vessel acquisition prices.

Cash provided by financing activities increased to $71.1 million for the nine months ended September 30, 2016, compared to $18.8 million for the nine months ended September 30, 2015. The increase is due to additional draw-downs on the credit facility and is offset in part by reduced payment of cash dividends.

We are currently in default with three of our debt covenants related to the Credit Facility. Waivers have been obtained from our lenders lowering the covenant requirements to levels at which we are in compliance. These waivers are effective until March 31, 2018.  Under the waiver the Company is unable to draw further on the credit facility.

We are operating in a challenging market with low charter rates and vessel utilization, which over the past 24 months, has significantly weakened our liquidity.  Management is working on refinancing options or raising capital that is expected to shore up the Company financially and provide sufficient liquidity to fund our operations for at least one year after the date of this report.

Contractual Obligations
The Company's significant contractual obligations as of September 30, 2016, consist of our obligations as borrower under our Credit Facility.
The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2016. We are currently in default with three of our debt covenants for which we have obtained waivers effective until March 31, 2018.

Contractual Obligations All Figures in USD '000	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	132,000	-	-	132,000	-
Interest Payments (2)	13,043	3,762	7,525	1,756	-
Commitment Fees (3)	437	126	252	59	-
Total	145,480	3,888	7,777	133,815	-

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding of the Credit Facility as of September 30, 2016.
(2)	Refers to estimated payments over the term of the indebtedness outstanding under the Credit Facility as of September 30, 2016. Estimate based on current interest rate and drawn amount.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding of the Credit Facility as of September 30, 2016. Estimate based on current rate and undrawn amount.

Condensed Consolidated Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2016 and 2015 (Unaudited)
All figures in USD '000, except share and per share amounts

	Nine Months Ended September 30,
	2016	2015
Charter Revenues	14,968	29,175
Charter Costs	(1,086)	(1,011)
Vessel Operating Costs	(18,556)	(18,866)
General and Administrative Costs	(3,436)	(3,197)
Depreciation Costs	(11,915)	(10,630)
Net Operating Loss	(20,024)	(4,530)

Interest Income	7	34
Interest Costs	(2,367)	(1,306)
Other Financial Income (Costs)	66	(605)
Total Other Costs	(2,294)	(1,877)
Corporate income tax	-	-
Net Loss and Other Comprehensive Loss	(22,318)	(6,407)

Basic Loss per Share	(1.06)	(0.27)
Diluted Loss per Share	(1.06)	(0.27)
Basic Weighted Average Number of Common Shares Outstanding	21,024,011	23,343,195
Diluted Weighted Average Number of Common Shares Outstanding	21,024,011	23,343,195
Cash dividend declared per share	$0.25	$0.79

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of September 30, 2016, and December 31, 2015
All figures in USD '000, except share and per share amount

	September 30, 2016	December 31, 2015
Assets
Current Assets
Cash and Cash Equivalents	3,667	5,339
Accounts Receivable, net	2,215	3,975
Prepaid Expenses	1,273	385
Inventory	1,441	794
Other Current Assets	974	4,072
Total Current Assets	9,570	14,565

Non-current Assets
Vessels, Net	371,187	313,642
Deposits on Contracts for Vessels	-	7,993
Total Non-current Assets	371,187	321,635
Total Assets	380,757	336,201

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	497	641
Accounts Payable, Related Party	633	596
Accrued Liabilities	2,192	5,286
Taxes Payable	997	1,212
Total Current Liabilities	4,319	7,735
Long-term Debt (1)	131,103	45,834
Other Non-current Liabilities	685	1,775
Total Non-current Liabilities	131,788	47,609

Commitments and Contingencies
Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at September 30, 2016 and December 31, 2015, respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 23,431,370 issued and 20,686,847 outstanding at September 30, 2016 and 23,431,370 shares issued and 22,560,531 outstanding at December 31, 2015.	234	234
Additional Paid-in Capital	277,578	291,467
Accumulated Deficit	(33,162)	(10,844)
Total Shareholders' Equity	244,650	280,857
Total Liabilities and Shareholders' Equity	380,757	336,200

(1) Debt consists of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were $132,000 and $47,000 as of September 30, 2016 and December 31, 2015, respectively. Please see note 2 to these Condensed Consolidated Financial Statements describing the effects of the accounting principle change covering the deferred financing cost.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended, September 30, 2016, and 2015 (Unaudited)
All figures in USD '000

	Nine Months Ended September 30,
	2016	2015
Cash Flows from Operating Activities
Net Loss	(22,318)	(6,407)
Reconciliation of Net Loss to Net Cash (Used in) Provided by Operating Activities
Depreciation Costs	11,811	10,630
Amortization of Deferred Finance Costs	269	215
Overhaul of Engines Costs and Dry-dock	(254)	(751)
Write-off Replaced Engines	103	-
Foreign Currency Loss	188	300
Changes in Operating Assets and Liabilities:
Accounts Receivables	1,760	(611)
Accounts Payable and Accrued Liabilities	(4,543)	6,777
Accounts Payable, Related Party	37	(162)
Prepaid and Other Current Assets	2,583	(1,651)
Inventory	(646)	(695)
Other Non-current Assets	-	(17)
Net Cash (Used in) Provided by Operating Activities	(11,011)	7,627
Cash Flows from Investing Activities
Investment in Vessels	(61,584)	(63,480)
Deposits on Contracts Paid	-	(1,661)
Net Cash Used in Investing Activities	(61,584)	(65,141)

Cash Flows from Financing Activities
Proceeds from Use of Credit Facility	85,000	42,000
Credit Facility Costs	-	(1,217)
Repurchase of Treasury Shares	(8,513)	(3,451)
Dividends Paid	(5,376)	(18,484)
Net Cash Provided by Financing Activities	71,111	18,848

Net Increase in Cash and Cash Equivalents	(1,484)	(38,666)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(188)	(300)
Cash and Cash Equivalents at the Beginning of Year	5,339	46,398
Cash and Cash Equivalents at the End of Period	3,667	7,432

Cash Paid for Interest, Net of Amounts Capitalized	(1,841)	(824)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders' Equity for the Nine Months ended September 30, 2016, and 2015 (Unaudited)
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2015	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of Shares	(499,974)	-	(3,451)	-	(3,451)
Dividends distributed	-	-	(18,484)	-	(18,484)
Net Loss	-	-	-	(6,407)	(6,407)
Balance at September 30, 2015	22,931,396	234	297,044	(6,407)	290,871

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2016	22,560,531	234	291,467	(10,844)	280,857
Repurchase of Shares	(1,873,684)	-	(8,513)	-	(8,513)
Dividends distributed	-	-	(5,376)	-	(5,376)
Net Loss	-	-	-	(22,318)	(22,318)
Balance at September 30, 2016	20,686,847	234	277,578	(33,162)	244,650

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD.
Notes to the Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA
The unaudited interim condensed consolidated financial statements of Nordic American Offshore Ltd., together with its subsidiaries, ("NAO" or "The Company") have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2015.
Effective September 26, 2016, we re-domiciled to Bermuda from the Marshall Islands. The financial statements are presented on an un-interrupted basis.
2. SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies are identified in note 2 of the Company's financial statements for the year ended December 31, 2015 included in the Company's Annual Report on Form 20-F.

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than an asset. This has also been applied retrospectively to the comparative balance sheet as of December 31, 2015. For the Balance Sheet as of December 31, 2015, the effect of the application is a reduction of Long-term Debt from $47.0 million to $45.8 million and a reduction in Other Non-current Assets from $1.2 million to $0.0 million.

Effective January 1, 2016, the Company early adopted ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Please see note 3 for further information.

No other new accounting policies have been adopted since December 31, 2015.

Recent accounting pronouncements:
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The FASB has deferred the effective date of this ASU for reporting periods beginning after December 15, 2017. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated financial statements and related disclosures.
In July 2014, the FASB issued ASU 2015-11, Inventory (Topic 330) – Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost and net realizable value. The amendments in the Update are effective for fiscal years beginning after December 15, 2016. The adoption is not expected to have material impact on the consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases, which provides new authoritative guidance on the requirements for lessees to recognize most leases on-balance sheet, lessor accounting remains substantially similar to current U.S. GAAP. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard if any, on its consolidated financial statements and related disclosures.
3. GOING CONCERN
The Company is operating in a challenging market with low charter rates and vessel utilization which, over the past 24 months, has significantly weakened its liquidity. The Company has incurred a net loss of $22.3 million for the nine months ended September 30, 2016, has an accumulated deficit of $33.2 million, a cash balance of $3.7 million and undrawn credit facilities of $18 million at September 30, 2016. As of February 10, 2017, our cash balance declined to $1.6 million and $13.0 million, respectively, but we are unable to draw further on the Credit Facility due to an event of default as further explained below. As of the date of issue of this report, the Company is in default with three of its debt covenants. Waivers have been obtained from its lenders lowering the covenant requirements to levels at which the Company is in compliance. These waivers are effective until March 31, 2018.  These conditions raise substantial doubt about the Company's ability to continue as a going concern, and the Company needs to add capital to meet its obligations for the forthcoming year.
The Company is working on debt refinancing options or raising capital in order to shore up the Company financially and provide sufficient liquidity to meet its obligations for at least 12 months, considering future expected cash flows in the currently weak market. The Company believes it is probable that these plans will be effectively implemented and will mitigate the relevant conditions above that raise substantial doubt about the Company's ability to continue as a going concern. These interim financial statements are presented on a going concern basis.

4. RELATED PARTY TRANSACTIONS
Nordic American Tankers Limited ("NAT"):
On November 18, 2013, NAT purchased 4,333,566 common shares for $65.0 million as part of a private placement (the "Private Placement"), on the same terms as other shareholders, making NAT the largest shareholder at the time with an ownership of 26%.
As compensation for NAT's assistance in the Private Placement, the Company issued warrants, valued at $0.9 million, and agreed to pay a success fee of $1.5 million contingent upon a stock listing of the Company at the New York Stock Exchange. For further information on the warrants, please see note 7.

After the public offering in June 2014, the distribution of a dividend in-kind in NAO shares by NAT, and subsequent purchase of NAO shares in the market, NAT's ownership was 29.1 % of outstanding shares as of September 30, 2016.

The Company has a Management Agreement with Scandic American Shipping Ltd., the Manager, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.
For services under the Management Agreement, the Company has paid $200,000 for 2015 and will pay $100,000 for 2016, and all directly attributable costs related to the Company are reimbursed. For the nine months ended September 30, 2016 and September 30, 2015, an aggregate of $1.6 million and $1.6 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

In 2014, the Company entered into an agreement with an immediate family member of its Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  The Company pays an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the nine months ended September 30, 2016 and September 30, 2015 was $0.1 million and $0.1 million, respectively, which are included in General and Administrative Costs.  No amounts were due to the related party as of September 30, 2016 or December 31, 2015.

5. LONG-TERM DEBT
The Company has a $150.0 million revolving credit facility (the "Credit Facility") with a syndicate of lenders in order to secure available liquidity for vessel financing and general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The Credit Facility matures in March 2020, and is an expansion of the original 2013 $60.0 million revolving credit facility.
Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity (ii) a minimum value adjusted equity ratio (iii) a minimum level of liquidity (iv) a positive working capital and (v) a minimum total market value of the vessels to drawn debt. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is within the contractual terms of the Credit Facility.
In connection with the establishment of the Credit Facility in December 2013 and expansion in March 2015, the Company incurred $0.8 million and $1.2 million, respectively, in financing costs. As described in Note 2, the Company has adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Balance Sheet as a direct deduction from the debt liability rather than an asset. The Company had $132.0 million and $47.0 million outstanding as of September 30, 2016 and December 31, 2015, respectively. The debt of $131.1 million as of September 30, 2016 and $45.8 million as of December 31, 2015, is presented net of unamortized deferred financing costs.
The Company was in compliance with its loan covenants as of September 30, 2016 and December 31, 2015. However, as of the date of this report, the Company is in default with three of its debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. Waivers have been obtained from its lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company is in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers are effective until March 31, 2018.  Under the waiver the Company is unable to draw further on the credit facility.

 The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.

6. VESSELS
Vessels, net consist of the carrying value of the Company's vessels, including drydocking and engine overhaul costs.

All figures in USD '000	September 30, 2016	December 31, 2015
Vessels	404,179	334,978
Drydocking	1,736	1,736
Engine Overhaul	3,221	2,962
Total	409,136	339,676
Less Accumulated Depreciation	(37,949)	(26,034)
Vessels, Net	371,187	313,642
As of December 31, 2015, the Company had deposits outstanding of $8.0 million for two vessels delivered in 2016.

 Impairment of vessels:
The Company performs an impairment test on the vessels each reporting period when there is an indication of impairment.  An impairment indicator was identified and impairment tests performed as of December 31, 2015 and September 30, 2016.

The Company reviewed its assets for impairment on an asset by asset basis. In determining whether our assets are recoverable, we compared our estimate of the undiscounted cash flows expected to be generated by the asset to its carrying amount.  As of December 31, 2015 and as of September 30, 2016, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value, and no impairment was recorded.

In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations.  The most important assumptions in determining undiscounted cash flows are the estimated charter rates and utilization.  Charter rates and utilization are volatile and we have based our analysis on market rates and utilization obtained from third parties.
Our impairment analysis as of September 30, 2016, based on 3-year and 15-year historical average PSV rates and utilization as of September 30, 2016, indicates that our undiscounted cash flows is 1.5 times higher than carrying values.
7. EARNINGS PER SHARE
Basic earnings per share ("EPS") are computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net loss by the weighted average number of common shares. The impact of potentially dilutive common stock equivalents were excluded as their effects would be anti-dilutive.

	Nine months ended September 30,
All figures in USD	2016	2015
Numerator
Net Loss	(22,318,000)	(6,407,000)
Denominator
Basic – Weighted Average Common Shares Outstanding	21,024,011	23,343,195
Dilutive – Weighted Average Common Shares Outstanding	21,024,011	23,343,195
Loss per Common Share
Basic	(1.06)	(0.27)
Dilutive	(1.06)	(0.27)

8. SHAREHOLDERS EQUITY
As part of the Private Placement, the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share. The purchase rights represented by the warrant become exercisable in 20% increments at each 10% increase in the Volume Weighted Average Price ("VWAP"), of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant matured on December 31, 2015, and was not exercised as it was not in the money.

On May 21, 2015, the Company announced that its Board of Directors had authorized a share repurchase program under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock within the following two years. As of September 30, 2016 and December 31, 2015, 1.2 million and 0.9 million shares had been repurchased under the repurchase program, respectively.

On February 18, 2016, the Company announced that it had agreed to repurchase 1.6 million of its shares in a private transaction.

As of September 30, 2016 and December 31, 2015, the Company had repurchased an aggregate of 2.8 million and 0.9 million of its common stock, respectively.

9. FINANCIAL INSTRUMENTS
In 2015, the Company entered into forward contracts to purchase a fixed amount of Norwegian Kroners by selling a fixed U.S. Dollars amount. The contracts were designated as a fair value hedge of exposure to changes in fair value attributable to changes in the exchange rate on a portion of the remaining commitment related to the purchase of one vessel delivered in April 2016.
Changes in the fair value of the firm commitment and forward contracts caused by fluctuations in the forward exchange rate during the period in which the hedge was in effect were reflected as an asset or liability. Any ineffectiveness in the hedge was recognized in the profit and loss statements. As of September 30, 2016 and December 31, 2015, no material costs have been recognized due to hedge ineffectiveness.
As of December 31, 2015, an asset of $3.1 million and a liability of $3.1 million were recorded at fair value on the balance sheet as Other Current Assets and Other Current Liabilities, respectively.  Fair value estimates are based on Level 2 inputs including third-party quotes. The hedge did not affect the statements of cash flows until fulfillment of the commitment.
The vessel was delivered in April 2016, and the forward exchange contracts were settled for $29.9 million.
10. Other Current Assets and Accrued Liabilities

Other Current Assets All Figures in USD '000	September 30, 2016	December 31, 2015
Deferred Financing Costs	359	359
Firm Commitment	-	3,077
Other Current Assets	615	636
Total	974	4,072

Accrued Liabilities All Figures in USD '000	September 30, 2016	December 31, 2015
Accrued Interest	540	279
Accrued Costs	493	610
Deferred Revenues	1,159	1,310
Forward Contracts	-	3,087
Total	2,192	5,286

11. COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No claims have been filed against the Company for the nine months ended September 30, 2016 or the fiscal year 2015, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2016 or the fiscal year 2015.

12. SUBSEQUENT EVENTS

In November 2016, the Company announced that it would pay a dividend to its shareholders. The declared dividend was $0.03 per common share in respect of the third quarter, which was paid on December 7, 2016.

On November 9, 2016, the Company drew $5.0 million on its Credit Facility.

As of the date of this report, the Company is in default with three of its debt covenants, and waivers were obtained from its lenders effective until March 31, 2018, as described in note 5.  Under the waiver the Company is unable to draw further on the credit facility.
 * * * *
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD
(registrant)

Dated: February 21, 2017	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman

SK 28327 0001 7418516